The Real Brokerage to Present at the 2022 Sidoti Virtual Micro Cap Conference

TORONTO AND NEW YORK -- May 10, 2022 /PRNewswire -- The Real Brokerage Inc. ("Real" or the "Company") (NASDAQ: REAX) (TSXV: REAX), an international, technology-powered real estate brokerage, announced today that Tamir Poleg, Chairman and Chief Executive will be presenting at the 2022 Sidoti Virtual Micro Cap Conference on Wednesday, May 11, 2022 at 8:30am ET.

Real's remarks will be broadcast live and the link the broadcast can be accessed by interested parties below.

Date: Wednesday, May 11, 2022

Time: 8:30 a.m. ET

Webcast link: https://sidoti.zoom.us/webinar/register/WN_9jxlrFmWSV2g6RGtqev1PQ

About Real

Real (www.joinreal.com) is a technology-powered real estate brokerage operating in 44 U.S. states, the District of Columbia, and Ontario and Alberta, Canada. Real is building the future, together with more than 4,500 agents and their clients. Real creates financial opportunities for agents through better commission splits, best-in-class technology, revenue sharing and equity incentives.

Contact Information

For additional information, please contact:

The Real Brokerage Inc.

Elisabeth Warrick

elisabeth@therealbrokerage.com

Investors, for more information, please contact:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908-280-2515